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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wealth Monitors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11225 College Blvd. Suite 100
(No. and Street)

Overland Park (City) Kansas (State) 66210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cochran Head Vick & Co., P.A.
(Name – *if individual, state last, first, middle name*)

6700 Antioch, Suite 460 (Address) Merriam (City) Kansas (State) 66204 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maryann Lamb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wealth Monitors, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public - State of Kansas
TARA L. SCHROEDER
My Appointment Expires 11/27/07

Notary Public

Signature

Vice President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEALTH MONITORS, INC.

* * * * *

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2007 and 2006

CONTENTS

COCHRAN HEAD VICK & CO., P.A.
CERTIFIED PUBLIC ACCOUNTANTS

6700 Antioch Road, Suite 460
Merriam, Kansas 66204
(913) 378-1100 • (913) 378-1177 FAX

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholders of
Wealth Monitors, Inc.

We have audited the accompanying statements of financial condition of Wealth Monitors, Inc., as of December 31, 2007 and 2006, and the related statements of income, changes in stockholders' equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended. In addition, we audited the supplementary schedules of computation of net capital, computation of basic net capital requirements, computation of aggregate indebtedness, computation of determination of reserve requirements, information relating to the possession or control requirements and reconciliation pursuant to Rule 17a-5(d)(4). These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplementary schedules referred to above present fairly, in all material respects, the financial position of Wealth Monitors, Inc. at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

February 1, 2008 Cochran Head Vick & Co. P.A.

WEALTH MONITORS, INC.

Statements of Financial Condition

December 31, 2007 and 2006

		2007	2006
Assets			
Current assets:			
Cash and cash equivalents	$	646,955	148,260
Marketable securities at fair value (cost $1,191,612 and $1,256,813, respectively)		1,276,598	1,828,284
Commissions receivable		10,073	44,558
Income taxes receivable		13,154	-
Other receivables		228	41,582
Prepaid expense		8,008	7,956
Total current assets		1,955,016	2,070,640
Plant and equipment:			
Office furniture and equipment		62,531	60,531
Vehicles		8,077	8,077
Mailing list		17,751	17,751
Total plant and equipment		88,359	86,359
Less accumulated depreciation		88,142	85,560
Net plant and equipment		217	799
Other assets-deposits		4,501	4,501
Total assets	$	1,959,734	2,075,940
Liabilities and Stockholders' Equity			
Current liabilities:			
Accounts payable and other liabilities	$	5,708	6,131
Income taxes payable		-	11,970
Deferred income taxes		28,896	194,300
Payroll taxes payable		333,613	-
Commissions payable		117,078	107,992
Total liabilities		485,295	320,393
Stockholders' equity:			
Common stock, $.01 par value			
Authorized - 1,000,000 shares			
Issued and outstanding - 200,000 shares		2,000	2,000
Additional paid-in capital		308,561	308,561
Retained earnings		1,163,878	1,444,986
Total stockholders' equity		1,474,439	1,755,547
Total liabilities and stockholders' equity	$	1,959,734	2,075,940

See accompanying notes to financial statements.

WEALTH MONITORS, INC.

Statements of Income

For the Years Ended December 31, 2007 and 2006

		2007	2006
Revenue:			
Commissions income	$	1,448,096	1,650,646
Interest and dividends		27,033	29,739
Realized investment gain		101,382	90,963
Unrealized investment gain (loss)		(486,485)	80,186
Other income		127,534	94,162
Total revenue		1,217,560	1,945,696
Expenses:			
Operating and administrative		1,651,965	1,759,358
Depreciation		2,582	6,100
Total expenses		1,654,547	1,765,458
Income (loss) before income taxes		(436,987)	180,238
Income taxes (tax benefit):			
Current		9,525	25,500
Deferred		(165,404)	27,263
Total income taxes		(155,879)	52,763
Net income (loss)	$	(281,108)	127,475

See accompanying notes to financial statements.

WEALTH MONITORS, INC.

Statements of Changes in Stockholders' Equity

For the Years Ended December 31, 2007 and 2006

	Common Shares Issued and Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2005	200,000	$ 2,000	308,561	1,317,511	1,628,072
Net income for year				127,475	127,475
Balances at December 31, 2006	200,000	2,000	308,561	1,444,986	1,755,547
Net loss for year				(281,108)	(281,108)
Balances at December 31, 2007	200,000	$ 2,000	308,561	1,163,878	1,474,439

See accompanying notes to financial statements.

WEALTH MONITORS, INC.

Statements of Changes in Liabilities Subordinated to Claims of General Creditors

For the Years Ended December 31, 2007 and 2006

There were no liabilities subordinated to the claims of creditors at the beginning or end of the year or at any time during either of the years.

See accompanying notes to financial statements.

WEALTH MONITORS, INC.

Statements of Cash Flows

For the Years Ended December 31, 2007 and 2006

		2007	2006
Cash flows from operating activities:			
Net income (loss)	$	(281,108)	127,475
Adjustments to reconcile net income (loss) to net cash generated (used) by operating activities:			
Depreciation		2,582	6,100
Deferred income tax expense (benefit)		(165,404)	27,263
Net income taxes (paid) or refunds received		(34,649)	28,145
Current income tax expense		9,525	25,500
Change in current assets and liabilities:			
(Increase) decrease in:			
Marketable securities		551,686	(214,324)
Commissions receivable		34,485	20,750
Other receivables		41,354	(38,838)
Prepaid expenses		(52)	922
Increase (decrease) in:			
Accounts payable and other liabilities		(423)	(146)
Payroll taxes payable		333,613	
Commissions payable		9,086	(59,124)
Net cash generated (used) by operating activities		500,695	(76,277)
Cash flows from investing activities:			
Purchase of plant and equipment		(2,000)	(5,402)
Net cash used by investing activities		(2,000)	(5,402)
Net increase (decrease) in cash		498,695	(81,679)
Cash and cash equivalents at beginning of year		148,260	229,939
Cash and cash equivalents at end of year	$	646,955	148,260

See accompanying notes to financial statements.

WEALTH MONITORS, INC.

Notes to Financial Statements

December 31, 2007 and 2006

1) **Description of Business and Summary of Significant Accounting Policies**

Description of Business
Wealth Monitors, Inc. (the Company) is a full service securities broker providing investment advisory and other related services to clients in the United States. It operates as an introducing broker on a fully disclosed basis and does not hold funds or securities for customers. The Company is a member of FINARA and the Securities Investor Protection Corporation (SIPC). The Company is not registered with the Securities and Exchange Commission as an investment advisor.

Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Receivables
The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Office Furniture and Equipment
Office furniture and equipment are recorded at cost. Depreciation is computed using accelerated methods allowed for tax return purposes. The useful lives of the related assets are from five to seven years. Expenditures for maintenance, repairs and renewals are charged to expense as incurred.

Marketable Securities
Marketable securities consist of various stock and mutual fund holdings, carried at fair value. Unrealized gains or losses are included as part of revenue in the income statement.

Current and Deferred Income Taxes
Income tax expenses are accrued based upon the actual taxes payable. The Company recognizes deferred income taxes on differences between taxable and financial statement income and expense. Such differences primarily relate to the tax return treatment of gains and losses on the sale of marketable securities, and to the financial statement recognition of unrealized gains and losses relating to such securities. Realized losses on sales of these investments are deductible for tax reporting purposes only to the extent that they offset realized gains. To the extent that the aggregate unrealized gains exceed the accumulated non-deducted realized losses, the Company recognizes deferred income taxes at current marginal Federal and state tax rates.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk
In certain instances, the Company's cash and cash equivalents are deposited in institutions in amounts exceeding the $100,000 federally insured limit.

2) **Taxes**

The Company has recognized a deferred income tax liability related to the aggregate net unrealized excess of fair value over the cost of marketable securities held. The deferred tax liabilities are calculated based upon the expected income tax rates (federal and state) expected to be in effect when the gains on sale of securities would actually be realized and subjected to taxation.

The Company's effective income tax rates for the years ended December 31, 2007 and 2006 were 36% and 29%, respectively. These rates approximate the expected aggregate federal and state statutory income tax rates for the year.

3) **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the maintenance of minimum net capital. At December 31, 2007, the Company had net capital of $1,231,279, which was $ 1,131,279 in excess of its required net capital of $100,000.

In addition, the Company's clearinghouse requires the maintenance of a minimum net capital balance of $150,000.

4) **Lease Commitment**

The Company leases an office facility under a contract which obligates it to rental payments through February 2010. The Company's annual commitments for rental payments, by year until expiration of the lease, are as follows:

Year ending December 31		Amount
2008	$	44,382
2009		44,382
2010		7,397

Rent paid under operating leases with terms longer than one year was $44,382 in both 2007 and 2006.

5) **Material Inadequacies**

None noted.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2007

WEALTH MONITORS, INC.

Schedule I

**Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission**

As of December 31, 2007

Net Capital		
Total stockholders' equity at December 31, 2007	$	1,474,439
Less ownership equity not allowable for net capital:		
Income taxes receivable		(13,154)
Plant and equipment, net		(217)
Prepaid expense and deposit		(12,509)
Total non-allowable assets		(25,880)
		1,448,559
Haircuts on investments and undue concentration		(217,280)
Net capital	$	1,231,279
Aggregate Indebtedness		
Total aggregate indebtedness	$	485,296
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	100,000
Excess of net capital	$	1,131,279
Ratio: aggregate indebtedness to net capital		.39 to 1

Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2007

A RECONCILIATION PURSUANT TO RULE 17a-5(D)(4)
(included in Part IIA of Focus Report as of December 31, 2007)

Total ownership equity qualified for net capital per December 31, 2007, Part II A	$	1,474,438
Rounding difference		1
Total ownership equity qualified for net capital per December 31, 2007, audit report	$	1,474,439
Non-allowable assets per December 31, 2007 Part II A	$	39,326
Reclassification of income tax liability against income taxes receivable		(13,446)
Non-allowable assets per December 31, 2007 audit report	$	25,880
Net capital, as reported in Company's Part II A	$	1,217,630
Decrease in "undue concentration" due to adjustment of non-allowable assets and tentative net capital		202
Reclassification of income tax liability against income taxes receivable		13,446
Rounding difference		1
Net capital per December 31, 2007 audit report	$	1,231,279

WEALTH MONITORS, INC.

Schedule II

Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2007

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(1) of Rule 15c3-3.

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL

COCHRAN HEAD VICK & CO., P.A.
CERTIFIED PUBLIC ACCOUNTANTS
6700 Antioch Road, Suite 460
Merriam, Kansas 66204
(913) 378-1100 • (913) 378-1177 FAX

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholders of
Wealth Monitors, Inc.

In planning and performing our audit of the financial statements of Wealth Monitors, Inc. for the year ended December 31, 2007, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Lochran Head Vick & Co. P.A.

February 1, 2008

END